Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Collection Period Ended   30-Nov-2018

Amounts in USD

Dates

Collection Period No.	5			
Collection Period (from... to)	1-Nov-2018	30-Nov-2018		
Determination Date	13-Dec-2018			
Record Date	14-Dec-2018			
Distribution Date	17-Dec-2018			
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2018	17-Dec-2018	Actual/360 Days	32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Nov-2018	15-Dec-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	78,130,869.92	36,077,358.13	42,053,511.79	140.178373	0.120258
Class A-2A Notes	389,000,000.00	389,000,000.00	389,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	125,000,000.00	125,000,000.00	125,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	449,000,000.00	449,000,000.00	449,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**1,163,080,869.92**	**1,121,027,358.13**	**42,053,511.79**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	1,198,592,428.25	1,156,538,916.46			
Yield Supplement Overcollateralization Amount	87,929,652.04	72,570,856.89	69,694,335.52			
Pool Balance	**1,508,391,985.09**	**1,271,163,285.14**	**1,226,233,251.98**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	163,206.71	0.544022	42,216,718.50	140.722395
Class A-2A Notes	2.710000%	878,491.67	2.258333	878,491.67	2.258333
Class A-2B Notes	2.396500%	266,277.78	2.130222	266,277.78	2.130222
Class A-3 Notes	3.030000%	1,133,725.00	2.525000	1,133,725.00	2.525000
Class A-4 Notes	3.150000%	320,118.75	2.625000	320,118.75	2.625000
Total		**$2,761,819.91**		**$44,815,331.70**	

Amounts in USD

Available Funds			Distributions	
Principal Collections	44,087,591.44		(1) Total Servicing Fee	1,059,302.74
Interest Collections	3,698,201.19		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	250,721.40		(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	375,262.41		fees (max. $250,000 p.a.)	
Purchase Amounts	0.00		(3) Interest Distributable Amount Class A Notes	2,761,819.91
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	82,764.85		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**48,494,541.29**		(6) Regular Principal Distributable Amount	42,053,511.79
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**48,494,541.29**		(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
			fees [not previously paid under (2)]	
			(9) Excess Collections to Certificateholders	2,619,906.85
			Total Distribution	**48,494,541.29**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,059,302.74	1,059,302.74	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,761,819.91	2,761,819.91	0.00
thereof on Class A-1 Notes	163,206.71	163,206.71	0.00
thereof on Class A-2A Notes	878,491.67	878,491.67	0.00
thereof on Class A-2B Notes	266,277.78	266,277.78	0.00
thereof on Class A-3 Notes	1,133,725.00	1,133,725.00	0.00
thereof on Class A-4 Notes	320,118.75	320,118.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,761,819.91	2,761,819.91	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	42,053,511.79	42,053,511.79	0.00
Aggregate Principal Distributable Amount	42,053,511.79	42,053,511.79	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,987.47
minus Net Investment Earnings	5,987.47
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,987.47
Net Investment Earnings on the Collection Account	76,777.38
Investment Earnings for the Collection Period	82,764.85

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	1,271,163,285.14	47,344
Principal Collections	29,465,896.66	
Principal Collections attributable to Full Pay-offs	14,621,694.78	
Principal Purchase Amounts	0.00	
Principal Gross Losses	842,441.72	
Pool Balance end of Collection Period	1,226,233,251.98	46,494
Pool Factor	81.29%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.41%
Weighted Average Number of Remaining Payments	52.73	47.68
Weighted Average Seasoning (months)	14.04	19.64

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,222,866,198.66	46,390	99.73%
31-60 Days Delinquent	2,374,634.85	78	0.19%
61-90 Days Delinquent	579,706.64	16	0.05%
91-120 Days Delinquent	412,711.83	10	0.03%
Total	1,226,233,251.98	46,494	100.00%

Delinquency Trigger	**2.673%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.081%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	842,441.72	27	3,890,030.47	127
Principal Net Liquidation Proceeds	249,741.56		1,651,298.44	
Principal Recoveries	368,383.07		777,873.16	
Principal Net Loss / (Gain)	224,317.09		1,460,858.87	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.216%
Prior Collection Period	0.110 %
Second Prior Collection Period	0.343 %
Third Prior Collection Period	0.380 %
Four Month Average	0.262%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.097%
Average Net Loss / (Gain)	11,502.83

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.